# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Celularity Inc, CIK 0001752828
CUSIP: 151190204
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 170 PARK AVE, FLORHAM PARK, New Jersey (NJ), 07932
Date of event which requires filing of this statement: 07/15/2024
Amends the filing with accession number 0001140361-21-025617
Filed by CIK 0001872884
Persons authorized to receive notices and communications: c/o Tan Kong Han, Dragasac Ltd, 25th Floor, Wisma Genting, Jalan Sultan Ismail, Kuala Lumpur, Wilayah Persekut, Malaysia (N8), 50250, (603) 2333-6888

## Reporting persons
- Dragasac Ltd (CIK 0001872884): type of reporting person: other (OO); citizenship or place of organization: Isle Of Man (Y8); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 6,335,630; sole dispositive power 0; shared dispositive power 6,335,630; aggregate amount beneficially owned 6,335,630 (26.8% of the class)
  Comment: 1. Shared voting and dispositive power and the aggregate amount beneficially owned by each reporting person include 1,188,255 Common Shares that the Reporting Person has the right to acquire upon exercise of warrants.
  2. Percent of class represented by amount in Row (11) is based on the sum of (i) 22,484,239 Common Shares outstanding as of December 2, 2024, based on information reported in the Issuer's quarterly report on Form 10-Q for the quarterly period ended September 30, 2024, filed with the Commission on December 6, 2024, plus (ii) 1,188,255 Common Shares issuable to the Reporting Person upon exercise of warrants, which have been added to the Common Shares outstanding in accordance with Rule 13d-3(d)(1)(i) under the Act.
- Resorts World Inc Pte. Ltd.: type of reporting person: other (OO); citizenship or place of organization: Singapore (U0); does not affirm membership in a group (box b); source of funds: affiliate funds (AF), working capital (WC); sole voting power 0; shared voting power 3,600,000; sole dispositive power 0; shared dispositive power 3,600,000; aggregate amount beneficially owned 3,600,000 (13.8% of the class)
  Comment: 1. Shared voting and dispositive power and the aggregate amount beneficially owned by each reporting person include 3,600,000 Common Shares that the Reporting Person has the right to acquire upon exercise of warrants.
  2. Percent of class represented by amount in Row (11) is based on the sum of (i) 22,484,239 Common Shares outstanding as of December 2, 2024, based on information reported in the Issuer's quarterly report on Form 10-Q for the quarterly period ended September 30, 2024, filed with the Commission on December 6, 2024, plus (ii) 3,600,000 Common Shares issuable to the Reporting Person upon exercise of warrants, which have been added to the Common Shares outstanding in accordance with Rule 13d-3(d)(1)(i) under the Act.
- Genting Berhad: type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Malaysia (N8); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 9,935,630; sole dispositive power 0; shared dispositive power 9,935,630; aggregate amount beneficially owned 9,935,630 (36.4% of the class)
  Comment: 1. Shared voting and dispositive power and the aggregate amount beneficially owned by each reporting person include (i) 1,188,255 Common Shares that Dragasac has the right to acquire upon exercise of warrants and (ii) 3,600,000 Common Shares that RWI has the right to acquire upon exercise of warrants.
  2. Percent of class represented by amount in Row (11) is based on the sum of (i) 22,484,239 Common Shares outstanding as of December 2, 2024, based on information reported in the Issuer's quarterly report on Form 10-Q for the quarterly period ended September 30, 2024, filed with the Commission on December 6, 2024, plus (ii) 4,788,255 Common Shares issuable to Dragasac and RWI upon exercise of warrants, which have been added to the Common Shares outstanding in accordance with Rule 13d-3(d)(1)(i) under the Act.
- Lim Kok Thay: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: Malaysia (N8); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 2,531; shared voting power 9,935,630; sole dispositive power 2,531; shared dispositive power 9,935,630; aggregate amount beneficially owned 9,938,161 (36.4% of the class)
  Comment: 1. Shared voting and dispositive power and the aggregate amount beneficially owned by each reporting person include (i) 1,188,255 Common Shares that Dragasac has the right to acquire upon exercise of warrants and (ii) 3,600,000 Common Shares that RWI has the right to acquire upon exercise of warrants.
  2. Percent of class represented by amount in Row (11) is based on the sum of (i) 22,484,239 Common Shares outstanding as of December 2, 2024, based on information reported in the Issuer's quarterly report on Form 10-Q for the quarterly period ended September 30, 2024, filed with the Commission on December 6, 2024, plus (ii) 4,788,255 Common Shares issuable to Dragasac and RWI upon exercise of warrants, which have been added to the Common Shares outstanding in accordance with Rule 13d-3(d)(1)(i) under the Act.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Name of issuer: Celularity Inc
Address of issuer's principal executive offices: 170 PARK AVE, FLORHAM PARK, New Jersey (NJ), 07932
Comment:
EXPLANATORY NOTE
Pursuant to Rule 13d-2 of the Securities Exchange Act of 1934, as amended, this Amendment No. 4 to the Schedule 13D ("Amendment No. 4") amends certain items of the Schedule 13D filed with the Commission on July 26, 2021 (the "Original Schedule 13D"), as amended and supplemented by Amendment No. 1 filed with the Commission on June 22, 2023, Amendment No. 2 filed with the Commission on January 17, 2024, and Amendment No. 3 filed with the Commission on March 15, 2024 (collectively, the "Schedule 13D"), relating to the Class A Common Stock, par value $0.0001 per share (the "Common Shares"), of Celularity, Inc. (the "Issuer"). All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

## Item 2. Identity and Background
Name of person filing:
Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

This Schedule 13D is being filed by the following persons (each a "Reporting Person" and together the "Reporting Persons"):

i. Dragasac Limited, an Isle of Man limited company ("Dragasac");
ii. Resorts World Inc Pte. Ltd., a Singapore private company ("RWI");
iii. Genting Berhad, a Malaysian public company; and
iv. Lim Kok Thay, a Malaysian citizen ("Mr. Lim").
Residence or business address: The principal business address of each of Dragasac, Genting Berhad, and Mr. Lim is c/o Genting Berhad, 25th Floor, Wisma Genting, Jalan Sultan Ismail, 50250 Kuala Lumpur, Wilayah Persekutuan, Malaysia. The principal business address of RWI is 3, Lim Teck Kim Road, #09-02, Genting Centre, Singapore 088934.
Present principal occupation or employment:
Dragasac, an investment holding company, is an indirect wholly-owned subsidiary of Genting Berhad, a public company listed on the Malaysian stock exchange that is principally an investment holding and management company. Mr. Lim is an indirect beneficial owner of the largest shareholder of Genting Berhad, where he serves as Chief Executive and Chairman of the Board. RWI is a private company incorporated in Singapore. Genting Berhad indirectly holds 50% of RWI with the balance 50% indirectly held by Mr. Lim.

The board of directors of Dragasac is comprised of Mark Jonathan Lewin, Sharon Ann Cain, Wong Yee Fun, Tan Kong Han, and Colette Kerruish (alternate to Mark Jonathan Lewin and Sharon Ann Cain). The board of directors of Genting Berhad is comprised of Mr. Lim, Foong Cheng Yuen, Lim Keong Hui, Tan Kong Han, Koid Swee Lian, Manharlal a/l Ratilal, Eric Ooi Lip Aun, and Lee Tuck Heng. The executive officers of Genting Berhad are Mr. Lim (Chief Executive), Lim Keong Hui (Deputy Chief Executive), Tan Kong Han (President and Chief Operating Officer), and Wong Yee Fun (Chief Financial Officer). Each of the foregoing directors and executive officers, except Mark Jonathan Lewin, Sharon Ann Cain, and Colette Kerruish, are citizens of Malaysia and have a principal business address of:

c/o Genting Berhad,
25th Floor, Wisma Genting,
Jalan Sultan Ismail,
50250 Kuala Lumpur
Wilayah Persekutuan
Malaysia

Mark Jonathan Lewin, Sharon Ann Cain, and Colette Kerruish are citizens of the United Kingdom and have a principal business address of:

c/o IQ EQ (Isle of Man) Limited, First Names House
Victoria Road, Douglas,
Isle of Man IM2 4DF

The board of directors of RWI is comprised of Lim Keong Hui, Gerard Lim Ewe Keng, Tan Kong Han, and Hiu Woon Yau. Each of the foregoing directors are citizens of Malaysia and have a principal business address of 3, Lim Teck Kim Road, #09-02, Genting Centre, Singapore 088934.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The responses to Item 2(a) and Item 2(c) of the Schedule 13D are incorporated by reference herein.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

On July 15, 2024, the Tranche 2 Warrants to purchase up to 1,350,000 Common Shares (as adjusted for the Reverse Stock Split (as defined in Amendment No. 3)), which RWI acquired on January 16, 2024 in connection with, and as partial consideration for, the Second Additional Loan (as defined and described in Amendment No. 2), became exercisable at an exercise price of $2.988 per Common Share. The Tranche 2 Warrants expire on July 15, 2029.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Schedule 13D is hereby amended and supplemented as follows:

As of the date hereof, Dragasac may be deemed to beneficially own 6,335,630 Common Shares, or approximately 26.8% of the Common Shares outstanding. This amount includes (i) 5,147,375 Common Shares held directly by Dragasac and (ii) 1,188,255 Common Shares that Dragasac has the right to acquire upon exercise of warrants.

As of the date hereof, RWI may be deemed to beneficially own 3,600,000 Common Shares, or approximately 13.8% of the Common Shares outstanding, which consists entirely of Common Shares that RWI has the right to acquire upon exercise of warrants.
As of the date hereof, Genting Berhad may be deemed to beneficially own 9,935,630 Common Shares, or approximately 36.4% of the Common Shares outstanding. This amount includes (i) 5,147,375 Common Shares held directly by Dragasac, (ii) 1,188,255 Common Shares that Dragasac has the right to acquire upon exercise of warrants, and (iii) 3,600,000 Common Shares that RWI has the right to acquire upon exercise of warrants.

As of the date hereof, Mr. Lim may be deemed to beneficially own 9,938,161 Common Shares, or approximately 36.4% of the Common Shares outstanding. This amount includes (i) 5,147,375 Common Shares held directly by Dragasac, (ii) 1,188,255 Common Shares that Dragasac has the right to acquire upon exercise of warrants, (iii) 3,600,000 Common Shares that RWI has the right to acquire upon exercise of warrants, and (iv) 2,531 Common Shares held directly by Mr. Lim. This amount excludes an aggregate 37,921 Common Shares underlying stock options and a deferred compensation award previously granted to Mr. Lim in his capacity as a director of the Issuer, each of which was cancelled, for no consideration, on September 14, 2024, one year after Mr. Lim's resignation from the Issuer's board of directors on September 14, 2023.

The percentages set forth herein are based on the sum of (i) 22,484,239 Common Shares outstanding as of December 2, 2024, based on information reported in the Issuer's quarterly report on Form 10-Q for the quarterly period ended September 30, 2024, filed with the Commission on December 6, 2024, plus (ii) the number of Common Shares issuable to each Reporting Person within sixty days, which have been added to the total Common Shares outstanding in accordance with Rule 13d-3(d)(1)(i) under the Act.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) of the Schedule 13D is hereby amended and supplemented as follows:

Dragasac, Genting Berhad, and Mr. Lim may be deemed to share the power to vote or direct the vote and the power to dispose or direct the disposition of, the 5,147,375 Common Shares held directly by Dragasac and the 1,188,255 Common Shares that Dragasac has the right to acquire upon exercise of warrants. RWI, Genting Berhad, and Mr. Lim may be deemed to share the power to vote or direct the vote and the power to dispose or direct the disposition of, the 3,600,000 Common Shares that RWI has the right to acquire upon exercise of warrants. Mr. Lim may be deemed to have the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition of, the 2,531 Common Shares held directly by Mr. Lim.
Transactions in the class effected during the past sixty days:
Item 5(c) of the Schedule 13D is hereby amended and supplemented as follows:

The response to Item 3 of this Amendment No. 4 is incorporated by reference herein.

## Signatures
- Dragasac Ltd: /s/ Tan Kong Han, Tan Kong Han/Director (12/19/2024)
- Resorts World Inc Pte. Ltd.: /s/ Hiu Woon Yau, Hiu Woon Yau/Director (12/19/2024)
- Genting Berhad: /s/ Loh Bee Hong, Elaine, Loh Bee Hong, Elaine/Company Secretary (12/19/2024)
- Lim Kok Thay: /s/ Lim Kok Thay, Lim Kok Thay (12/19/2024)